Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Levi Strauss & Co.:

We consent to the inclusion of our report dated February 10, 2006, with respect to the consolidated balance sheets of Levi Strauss & Co. and subsidiaries as of November 27, 2005 and November 28, 2004, and the related consolidated statements of operations, stockholders’ deficit and comprehensive income, and cash flows for each of the years in the three-year period ended November 27, 2005, and the related financial statement schedule and to the reference to our firm under the heading “Experts” in this registration statement on Form S-4 of Levi Strauss & Co. relating to its 8.875% Senior Notes due 2016 and 8.625% Senior Notes due 2013.

KPMG LLP

San Francisco, CA
June 5, 2006